

December 2, 2022

Ming Hung Lai
Chairman
Millennium Group International Holdings Ltd
Rm 2722, 27/F, No.1 Hung To Road, Kwun Tong
Kowloon, Hong Kong 999077

> **Re: Millennium Group International Holdings Ltd**
> **Amendment No. 1 to Registration Statement on Form F-1**
> **Filed November 18, 2022**
> **File No. 333-268063**

Dear Ming Hung Lai:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment 1 to Form F-1 Filed on November 18, 2022

Exhibit Index
Exhibit 23.1, page II-5

1. Please make arrangements with your auditor and amend your filing to provide a currently dated auditors' consent.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Ernest Greene at 202-551-3733 or Anne McConnell at 202-551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Donahue at 202-551-6063 or Asia Timmons-Pierce at 202-551-3754 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing